Aurora Cannabis Completes Larssen and H2 Biopharma Acquisitions

TSX: ACB

VANCOUVER, Dec. 5, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that, further to its press releases of November 23, 2017, the Company has completed the acquisitions of Larssen Ltd, a globally leading greenhouse engineering and design consultancy, and that of H2 Biopharma, a late-stage ACMPR applicant based in Quebec.

Larssen has set the industry standard in high-tech, automated, environmentally controlled greenhouses for over 30 years, has consulted on the design, engineering, and construction oversight of many of the world's most advanced greenhouse cultivation facilities, having been involved with over 1,000 projects around the globe. Larssen currently is involved in 15 cannabis projects, five of which are with Canadian Licensed Producers.

H2 is currently completing a state-of-the-art, purpose-built 48,000 square foot cannabis production facility (the "Lachute facility"), less than an hour from Montreal, which, upon completion, is projected to produce approximately 4,500 kilograms of high-quality cannabis per annum, with significant expansion potential on 46 acres (19 hectares) of land, which H2 has the right to acquire for $136,000. Aurora Larssen Projects Ltd. ("ALPS"), which was recently incorporated as Aurora's greenhouse design and consulting arm, will play an important role in the completion of this newest Aurora facility to EU GMP standards.

"These are two important acquisitions for Aurora that clearly show how our growing constellation of trusted partners and subsidiaries accelerate shareholder value creation through strategic synergies," said Terry Booth, CEO. "Larssen's pedigree in designing the world's most technologically advanced and efficient greenhouses will be leveraged for the completion of our new Lachute Facility. The addition of this latest facility will increase our capacity to serve the domestic and export markets, and signals our major commitment to operations in Quebec, Canada's second most populous province."

Tracking for $6 million in fiscal 2018 revenues, the Larssen transaction will be immediately accretive. Completion of the H2 facility is anticipated for early calendar 2018 with production, and therefore additional revenues, anticipated shortly thereafter.

In consideration of the H2 acquisition, Aurora has issued 4,789,273 common shares of Aurora to the H2 vendors, at a price of $5.22 per share, based on 90% of the VWAP of the Aurora common shares for the 5 days immediately prior to signing of the share purchase agreement. Of these shares, 1,728,718 are released to the H2 vendors immediately, and the remaining shares have been put into escrow and are subject to release to the H2 vendors or cancellation, based on the achievement of certain operational milestones.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 19.18% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the closing of the Acquisition and the performance of the Company, including, but not limited to, H2 Biopharma. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/05/c3388.html

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For further information: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 05-DEC-17